Form C

Disclosure: The Issuer intends on conducting two Regulation Crowdfunding Offerings simultaneously. This Issuer intends on selling Class B Units and Convertible Promissory Notes. Issuer intends that Class B Units are the primary security being offered. For those Investors who do not possess a Tax Identification Number (e.g. Social Security Number or International Tax Identification Number) at the time of their investment, the Company may at its discretion accept funds for investment in the Convertible Promissory Note offering. This consideration will not be afforded to any other Investors. The equivalent Form C for the Class B Units will be referenced as "Form C Units."

Name of issuer: **Matt Corman Collective LLC**
Legal status of issuer:
      Form: **Limited Liability Company**
      Jurisdiction of Incorporation/Organization: **Wyoming**
      Date of organization: **10/27/20**

Physical address of issuer: **34 N Franklin Ave Ste 687, Pinedale, Wyoming 82941**
Website of issuer: **http://www.mattcorman.com/**

Name of intermediary through which the offering will be conducted: **Stampede Securities, Inc.**
CIK number of intermediary: **001726574**
SEC file number of intermediary: **007-00142**
CRD number, if applicable of intermediary: **292379**

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
5.0% of the offering amount upon a successful fundraise (raise minimum target goal) and intermediary be entitled to reimbursement for out-of-pocket third-party expenses it pays or incurs on behalf of the issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Class B units of the same securities sold under another simultaneous Regulation Crowdfunding offering conducted by the Issuer ("Form C Seed I Units"), will be issued to the intermediary equal to 10.00% of the fully diluted ownership of the Issuer as of the completion of the Offering, taking into account the securities issued to Bumper Collective so long as the Issuer was able to raise the minimum funding target offering amount for the Form C Seed I Units offering.

Type of security offered: **Convertible Promissory Notes**

Target number of securities: 1,000
Price (or method for determining price): **$1.00**
Method for determining price: **Pro-rated portion of the total principal value of $1,000 will be sold in increments of $1.00. Security purchase minimum: $50.00**
Target offering amount: **$1,000**
Oversubscription: **Yes**
If yes, disclose how oversubscriptions will be allocated: **First-come, first-serve basis**
Maximum offering amount (if different from target offering amount): **$107,000**
Deadline to reach the target offering amount: **January 25, 2021**

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: **1**

Item	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$247.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/ Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($247.00)	$0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
AK, AL, AZ, AR, CA, CO, CT, DE, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, PR, DC, AB, BC, MB, NB, NL, NS, ON, PE, QC, SK, YT, CANADA (FEDERAL LEVEL)

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: **Matt Corman Collective LLC**

ELIGIBILITY

2. Write "Yes" to certify that all of the following statements are true for the issuer: **Yes**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to fil e reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to fil e such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding: **No**

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director: Matt Corman
Principal Occupation: Managing Member
Main Employer: Matt Corman Collective LLC
Year Joined as Director: 2020

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

N/A

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer: Matt Corman
Positions Held: CEO
Year Joined: 2020

List all positions and offices with the issuer held and the period of time in which the officer served in the position or office:

N/A

(for 4. And 5.) Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Please see Exhibit G.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Matt Corman	**10,000 Class A Units**	**100%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Overview:

Matt Corman Collective LLC (the "Company") is a Wyoming limited liability company that was formed to finance, produce, and own the project ("Album or Project"). The Project includes **8** songs minimum.

Revenue Streams:
The Company will mainly earn revenues through digital streaming and download mastering royalties. Once the Project is finished, the Project will be available on music streaming service provider platforms, which includes but is not limited to: Amazon Music, Apple Music, Google Play Music, Spotify, Tidal, and YouTube Music. Typically, these platforms pay out anywhere from $3-$7 per 1000 streams.

Key Partnerships:
The Company will partner with a digital distribution service provider that will be in charge of making the Project available on all the major music streaming platforms. The Company may also partner with a digital public relations company to promote the Project. The Company may also partner with a social media marketing agency to work with influencers on platforms such as Instagram and TikTok to promote the recordings.

Customer Channels:
The Company will rely on Matt Corman's established fan base to download and stream the Project's music, which will generate mastering royalties. Matt Corman has already developed a strong fan base through her past music projects. The Company will continue to rely on this strong fan base to continue to listen to the Project to earn revenues. To attract more customers, the Company has developed a robust marketing strategy. The Company will use data analytics to identify new demographics/ regions to market the Project. The Company will use targeted social media ads such as Facebook Ads, Instagram Ads and YouTube ads based on this analysis. Matt Corman also plans on going on tour to promote the Project and attract new customers.


Risk Factors


A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Newly formed company with limited operating history: The Company has a limited operating history and has not generated any revenues from its primary project. The Company relies on artist's past streaming numbers as a good indicator of performance for this upcoming project.

Competition: The Company faces competition from other companies/ individuals with better funding or more experience in the industry. These competitors include other music artists worldwide. Many of these artists may have access to other financial, technical, and human resources, which could give them advantages in developing and marketing their music. These competitors can take away market share from the Company, which could significantly impact revenues.

Dependence on key personnel: The Company's future success depends, in a significant part upon the continued service of the management team, specifically Matt Corman (the "Manager"). The Company's success is dependent on the ability of the Manager and Company to record, produce and distribute the Project. The loss of the management team could have a material adverse effect on the company to produce the Project.

Piracy: The proliferation of unauthorized copies and piracy of the Project could result in a reduction in royalties that the Company receives from legitimate sales. There is no guarantee that the Company's efforts to enforce its rights and combat piracy will be successful.

Streaming royalties range: The Project may be streamed on many different digital service providers. Each digital service provider may have a different rate on royalties per stream based on their business model. Additionally, industry rules and changes can affect this royalty payout. Since streaming royalties for the Project are the main source of revenues for the "Company", variations in payouts can impact returns for Investors.

Audience appeal: The Company's main source of revenue will be the upcoming Project. The Company will rely on the Artist(s)' current fan base and the Project's ability to attract new fans to play and share the new music to increase total plays, which equates to greater royalties. Since audience appeal depends on critical reviews and changing public taste, predicting audience appeal can be unpredictable, which can affect the success of the Company.

Limited rights for Investors: Convertible Promissory Note Holders will not have any voting rights in the Company. All business and creative decisions with regard to the Project shall be made solely by Manager, which includes but is not limited to producing and marketing the Project. Investors will not have any right to rescind, terminate or enjoin the exploitation of the Project with any rights granted to, any distributor or licensee under any agreement entered into by the Manager.

Indemnification: Under certain circumstances set forth specifically in article 8 of the LLC Agreement, covered person under the Company (the Manager) will be indemnified for any liabilities or losses against all claims, demands, liabilities, costs, expenses, damages, losses, suits, proceedings and actions, whether judicial, administrative, investigative or otherwise, of whatever nature, known or unknown, liquidated or unliquidated. Indemnification under such provision could reduce or deplete assets of the Company.

Recording and production: There are substantial risks associated with recording and producing music, including death or disability of key personnel, inability to stick to budget or recording timelines, and other factors causing delays. These potential problems may increase cost of recording or producing or may cause the entire project to be abandoned.

Potential need for additional financing: There is no assurance that unforeseen events will not occur, resulting in the need to raise additional funds beyond what the Company and Manager project. Companies with limited operating histories, such as the Company and the Manager, do not always use capital in the most efficient manner. Thus, the Company and the Manager may need to raise additional capital to fund future operations and satisfy future capital requirements of the Company. Failure to raise additional needed funds may have an adverse effect on the Company. Additionally, any additional funds raised will result in dilution of each investment. The Company and the Manager do not anticipate that additional financing will need to be obtained, but there can be no assurance that additional capital will not be needed.

Illiquidity of investment: There is no public market for the securities being sold in this offering. In addition, no sale, transfer or assignment of securities will be permitted unless authorized by the Manager of the Company. As a result of these restrictions, members may not be able to liquidate their investment in the event of an emergency and the securities may not be readily accepted as collateral for a loan.

Uncertainty of projections: Projected future cashflows are based on certain assumptions and other information available to the management team including past performance on previous projects of the management team. These assumptions and future events are inherently uncertain and unpredictable. Each Investor should be aware that neither the Company nor the management team guarantees or warrants any specific projected results of an investment in the Company. Investors should seek professional counsel to determine their suitability of an investment in the Company and tax consequences resulting therefrom. The Company does not guarantee that the list of risk factors above is a complete explanation of the risks involved in an investment in the Company.

COVID-19: COVID-19 has had a material economic impact on the music industry, including the temporary shutdown of all in-person live music experiences. The inability of any artist to tour to promote their most recent release may impact income generating opportunities for the Company in the near term.

THE OFFERING

9. What is the purpose of this offering:

The Company intends to use the net proceeds for this offering to produce and promote the Project. The Company expects but cannot specify with certainty to use the net proceeds from the Offering in the manner described below. Therefore, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering:

If we raise the target amount, we will use the funds to finish recording and producing the Project and market the Project. This is a rough breakdown of the use of the funds:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Recording	32%	$320	32%	$34,240
Marketing	60%	$600	60%	$64,200
Legal & Miscellaneous	8%	$80	8%	$8,560
Total	**100%**	**$1,000**	**100%**	**$107,000**

11. How will the issuer complete the transaction and deliver securities to the investors:

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the Investor.

1. Investor Commitment: When an Investor decides to invest in the Company, the investor will go through a four-step investment process on Bumper Collective ("Portal"): 1. Select investment amount and agree to the terms and acknowledge the disclosures. 2. Investor will sign Investor Agreement via an e-signature. 3. Investor will input payment information that will be used to complete the transaction. 4. Investor will finish the investment and will receive a notification email pursuant of Reg CF. Rule 303(d).

2. Transfer of Funds: After confirming that Investor has completed the investment process, the Portal will export the transaction information to a third-party bank to process the transaction. If the transaction is successful, the funds will be transferred to an escrow account equal to the transaction amount and a confirmation message will be sent to the Portal. If the transaction is unsuccessful, the third-party bank will notify the Portal that the transaction was unsuccessful, and no transaction amount would be

processed. The Portal will decline the Investor Commitment and will notify the Investor that his/her investment commitment could not be processed.

3. Original Deadline Closing: If the minimum target offering amount is met by the deadline date disclosed on the Company's deal page and on the Form C, the Investor funds will be transferred from escrow to the Company's account. If the minimum target offering amount is not met by the deadline date, the Investor funds will be returned to Investor's account.

4. Early Closing: If the target offering amount is met prior to the deadline date, the Company may choose to close the offering earlier, but no earlier than 21 days after the date on which the offering went "live" or when the Form C was submitted and became posted on the Company deal page on the Portal's website. The Company will notify the Portal that it wishes to close the offering early. The Portal will send out a Notice of Early Completion of Offering email pursuant of Reg. CF Rule 304(b) at least five days prior to the new deadline. At the time of the new deadline assuming that the offering still meets the target offering amount after any cancellations, the Investor funds will be transferred escrow to the Company's account.

5. Investor Agreement: If the offering successfully closes, each investment will be recorded in the Company's books and records. Investors will be able to see their investment in their dashboard on the Platform under "My Investments." Under each transaction, the Investor will also be able to view and download the Investor Purchasing Agreement.

12. How can an investor cancel an investment commitment:

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify Investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned.

An Investor's right to cancel: An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/ or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days or receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that Investor is required to receive. If a material change occurs within five days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the Investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not meet minimum target amount, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Investor will receive a notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel: The Company has the right to cancel the Investment Agreement you will execute with us for any reason before the offering deadline.

If the sum of the investment commitments from all Investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered:

Security Type: Convertible Promissory Note

Type of Security: Convertible Promissory Note

Article I: Definitions

"Conversion Date" means the date, specified by the Notice Of Conversion that the Investor's Principal converts into Class B Units as defined in the LLC Agreement.

"Conversion Price" means $1.00 per Class B Unit at which the Note is to be converted into Class B Units.

"Interest" means interest payable by the Issuer in connection with the Note.

"Interest Rate" means the rate of 8 per cent per annum.

"Principal" means the aggregate Note amount.

"Repayment Date" means three years after the Subject Project Release Date as defined in the LLC Agreement.

"Simple Interest" means how the total Interest is calculated. The formula to calculate this is Principal multiplied by Interest Rate multiplied by Term Of Note in years.

"Term Of Note" means period from the date of the Note Agreement to the Repayment Date.

"TIN" means Tax Identification Number. A Social Security Number or International Tax Identification Number is a form of TIN.

Article II: Payment Terms

2.1 Interest.
Interest shall accrue on the Principal at the Interest Rate from the date of the Note Agreement to the Repayment Date and shall be payable on the Repayment Date. For the purposes of calculating such Interest, the Interest will be calculated as Simple Interest. If the Note converts into Class B Units, all accrued Interest will be considered forgiven and will not be paid to Investor.

2.2 Payment.
Payments to be made are due on the Repayment Date.

2.3. No Early Repayment.
The Issuer is not allowed to repay the Principal or Interest before the Repayment Date.

2.4 Conversion.
At the sole option of the Issuer, all of the Investor's unpaid Principal then outstanding will be converted into Class B Units provided the Investor obtains a TIN and notifies the Issuer with the TIN. The Issuer shall provide a Notice of Conversion no later than 15 days after receiving the Investor's TIN.

2.5 Conversion Price.
Upon the Conversion Date, the Investor's unpaid Principal shall convert to Class B Units at the Conversion Price.

2.6 Converted Class B Units.
These Class B Units will be pursuant to Form C Seed I Units. These Class B Units are on parity with all Class B Units issued pursuant to Form C Seed I Units and rank equally, without preference among themselves. For any amount to be distributed towards Capital Contribution Recoupment as referenced in Schedule A of the LLC Agreement, no indebtedness of the Issuer is senior to Investors of Class B Units pursuant to Form C Seed I Units in right of payment and shall be made pro rata in accordance with each Investor's Capital Contribution. Following Recoupment as referenced in Schedule A of the LLC Agreement, each Class B Unit is on parity with all Class B Units issued by the Issuer and rank equally, without preference among themselves. Any amount to be distributed following Recoupment shall be made pro rata in accordance with each Investor's respective Class B Percentage Interest.

14. Do the securities offered have voting rights: **No**

15. Are there any limitations on any voting or other rights identified above: **Yes: No voting rights**

16. How may the terms of the securities being offered be modified:
The terms of the securities may not be modified

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.:

Class A Units: 10,000 authorized and 10,000 outstanding. Class B Units: 1,070,000 authorized and 0 outstanding.

Class A Units hold all voting rights.

Class B Units have no voting rights.

Any Distributions for Class A and Class B owners shall be made in accordance with the following priorities:

1. **First, to the Equity Owners pro rata in accordance with their respective Capital Contributions until each Equity Owner receives aggregate distributions in an amount equal to 100% of its Capital Contributions ("Recoupment"); and**

2. **Following Recoupment, 50% to the Class B Equity Owners pro rata in accordance with their Class B Percentage Interests and 50% to the Class A Equity Owners in accordance with their Class A Percentage Interests.**

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above:

Investors in Convertible Promissory Notes do not have any voting rights in the Company. As a result, majority voting shares holders, specifically Class A Unit holders could limit Investor rights in a material way. For example, those voting rights holders could vote to change the agreements governing the Company's operations, engage in additional offerings, or sell the Company to a third party. These decisions could affect gross revenues and diminish payments made to Investors and could dilute Investment shares.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer:

Convertible Promissory Note Investors may receive interest payments instead of participating in equity performance, dependent on not triggering security conversion event and the offering being profitable.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered:

The Manager pursuant of article 4 is vested with full, exclusive, and complete discretion, power, and authority, to manage, control, administer, and operate the business and affairs of the Company for the purposes herein stated. Therefore, the Manager may make decisions that the Investors disagrees with or that negatively affects the value of the Investor's securities in the Company and the Investors will have no recourse to change these decisions. The Manager will try to make decisions that are in the Company's best interest.

For example, voting rights holders could vote to change the agreements governing the Company's operations, engage in additional offerings, or sell the Company to a third party. These decisions could affect gross revenues and diminish payments made to Investors and could dilute Investment shares.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions

The securities being offered in this Regulation Crowdfunding raise have been determined by the Company as a direct ratio to the budget of the Project. The Company did not employ investment banking firms or other outside organizations to make an independent evaluation. The offering price should not be considered to be indicative of the actual value of the securities offered pursuant to this Form C.

In the future, these securities will be valued taking into account factors that are industry standard.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor that purchases these securities in the Company will not hold an ownership position in the Company. Even if Investor's Convertible Promissory Note converts to Class B Units as mentioned in 13., the Investor will likely have a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Manager will make strategic decisions for the Company and the Investor will have no independent right to name or remove a member or officer of the Management of the Company. The value of the Investor's securities in the Company will largely depend on the Project's ability to generate royalties. There are many factors that will determine the Project's success. Other risks can be found under question 8.

The Company may sell securities to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction.

The Company may also choose to sell the Company to a third party. Minority ownership holders will likely have little to no control of this decision, which could affect the return on investment.

23. What are the risks to purchasers associated with corporate actions including:
   • additional issuances of securities,
   • issuer repurchases of securities,
   • a sale of the issuer or of assets of the issuer or
   • transactions with related parties?

Additional Issuances of Securities:

The Issuer may decide to issue additional issuances of securities to entice strategic partners or seek more funding. These new securities may dilute the Investor's interest.

Issuer Repurchases of Securities:
The Issuer may have the authority to repurchase securities from the Investor, which may serve to decrease any liquidity in the market for such securities.

A sale of the issuer or of assets of the issuer:
The Manager may decide to sell part of, or all of the Company as written in the operating agreement. There can be no guarantee that the value received by the Investor from this sale including any remaining fair market estimate remaining in the Company will be equal to or exceed the Investor's initial capital contribution to the Company.

Transactions with related parties:
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the Manager of the Company will be guided by his/her good faith judgement as to the Company's best interest. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its LLC Members. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:
The Company has no debts.

25. What other exempt offerings has the issuer conducted within the past three years?
Regulation Crowdfunding Offering Selling Class B Units – Date: 11/2020

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    (1) any director or officer of the issuer;
    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4) any immediate family member of any of the foregoing persons.
No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history: **No**

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

Management's Discussion and Analysis of Financial Condition and Results of Operation:
Below is the following discussion and analysis of our financial condition and results of operation. In conjunction with this, you should also review our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, included forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview:
The Company will create the Project and distribute it on all major digital streaming platforms. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones:

Matt Corman Collective LLC was incorporated in the state of Wyoming in October 2020.

Since then, we have:

-Matt Corman, a hip hop artist and entrepreneur as the creator of the Album

-Matt Corman has songs with millions of streams on digital platforms

-The Company has recorded 8 songs for the Project

Historical Results of Operations:

Our company was formed in October 27, 2020 and has limited operations upon which prospective Investors may base an evaluation of its performance.

-Revenue and Gross Margin: The Company has total revenues of $0 and a gross margin of 0% for 2020.

-Assets: The Company has total assets of $0, including $0 in cash for 2020.

-Net Loss: The Company has had a net loss of $247.00 for $247.00 for 2020.

-Liabilities: The Company has liabilities of $247.00 for 2020.

Liquidity and Capital Resources:

After this offering closes, if we hit our minimum funding target, our project should have enough funds to produce and promote the Project. We will likely not require additional financing in addition to the proceeds from the Offering to fund and promote the Project. However, given the uncertainty of unforeseeable events, the Manager may choose to raise more funds. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investment from Investors.

Runway and Short/ Mid Term Expenses:

Company as of October 2020, has $0 cash in hand, averaged $0/ month revenue, averaged $0/ month in cost of goods sold, and averaged $0/ month in operational expenses, for a $0/ month in average burn rate. Our intent is to be profitable in 3 years from when the Project is released.

In the upcoming months, we plan on producing and marketing the Project, at which point we would incur a large amount of the expenses. At minimum, our marketing costs will equal $15,000.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

See Appendix, B, Financial Statements

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or m is demeanor:
    (i) in connection with the purchase or sale of any security: **No**
    (ii) involving the making of any false filing with the Commission: **No**
    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities: **No**

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section

4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security: **No**

    (ii) involving the making of any false filing with the Commission: **No**

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities: **No**

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer: **No**

        (B) engaging in the business of securities, insurance or banking: **No**

        (C) engaging in saving s association or credit union activities: **No**

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement: **No**

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal: **No**

    (ii) places limitations on the activities, functions or operations of such person: **No**

    (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock: **No**

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from com mitting or causing a violation or future violation of:

    (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder: **No**

    (ii) Section 5 of the Securities Act: **No**

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade: **No**

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing , the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued: **No**

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations: **No**

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
        (1) any other material information presented to investors; and
        (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to Investors hosted on https://www.bumpercollective.com is available in the appendixes below:

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
120 days after the end of each fiscal year covered by the report

33. Once posted, the annual report may be found on the issuer's website at:
http://www.mattcorman.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:
(1) the issuer is required to fil e reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases al l of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.

Appendix:

Document A: Offering Page

Document B: Financial Information

Document C: LLC Agreement

Document D: Subscription Agreement

Document E: Bad Actor Certification Report

Document F: Director And Officer Resumes

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